UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

The Pep Boys—Manny, Moe & Jack

(Name of Subject Company (Issuer))

IEP Parts Acquisition LLC

Icahn Enterprises Holdings L.P.

Icahn Enterprises L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Persons (Offerors))

Common Stock, $1.00 par value

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Exective Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq.

General Counsel
Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,050,646,265	$105,800

*              Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $18.50 per share of common stock, par value $1.00 per share (“Shares”), of The Pep Boys—Manny, Moe & Jack, a Pennsylvania corporation (“Pep Boys”), by 56,791,690 Shares, which is the sum of (1) 54,214,787 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Agreement and Plan of Merger (as defined below), if applicable) and (2) 2,576,903 Shares which Pep Boys would be required to issue upon the conversion, exercise or exchange of outstanding equity awards under the Pep Boys 2014 Stock Incentive Plan.

**            The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$105,800	Filing Party:	Icahn Enterprises Holdings L.P.
Form or Registration No.:	Schedule TO	Date Filed:	January 5, 2016

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☒                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on December 4, 2015 by Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn, as previously amended.

CUSIP No. 713278 10 9

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 713278 10 9

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9

1	NAME OF REPORTING PERSON Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 713278 10 9

1	NAME OF REPORTING PERSON Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 6,558,083 (includes Shares underlying forward contracts. See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%

14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on January 5, 2016 (together with any amendments and supplements thereto, this “Schedule TO”), and relates to the offer by Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), and IEP Parts Acquisition LLC, a Delaware limited liability company (the “Offeror”), a wholly owned subsidiary of Icahn Enterprises Holdings. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $18.50 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Both the Offeror and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer expired at 12:00 midnight, New York City time, on Tuesday February 2, 2016 (one minute after 11:59 p.m. New York City time on February 2, 2016), as scheduled and was not extended. All of the conditions to the Offer have been satisfied. Accordingly, the Offeror will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised Icahn Enterprises Holdings and the Offeror that, as of the expiration of the Offer, a total of approximately 38,114,742 Shares were validly tendered and not withdrawn in the Offer  (not including Shares delivered through Notices of Guaranteed Delivery) which, together with those Shares already owned by Icahn Enterprises Holdings, Merger Sub and their respective subsidiaries or affiliates, represent approximately 82% of the outstanding Shares. Additionally, Notices of Guaranteed Delivery have been received with respect to approximately 1,232,540 Shares.

Following the consummation of the Offer and subject to the terms of the Merger Agreement, Icahn Enterprises Holdings expects to effect a merger of the Offeror with and into Pep Boys as promptly as practicable pursuant to the Merger Agreement and in accordance with the relevant provisions of the Pennsylvania Business Corporations Law and Title 6, Section 18-209 of the Delaware Limited Liability Company Act, with Pep Boys surviving as a wholly owned subsidiary of Icahn Enterprises Holdings. At the Effective Time, each Share issued and outstanding and not purchased in the Offer, other than shares held by Icahn Enterprises Holdings, the Offeror or any of their respective subsidiaries or affiliates or by Pep Boys and its subsidiaries (in each case, which will automatically be cancelled and retired and will cease to exist) or any shareholder of Pep Boys who duly exercises dissenters’ rights under Pennsylvania law, will be converted into the right to receive an amount, in cash, equal to the Offer Price, without interest.

Promptly following consummation of the Merger, Icahn Enterprises Holdings intends to cause all Shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

On February 3, 2016, Icahn Enterprises Holdings issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(I)	Press Release issued by Icahn Enterprises Holdings on February 3, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEP PARTS ACQUISITION LLC
By: IEP Auto Holdings LLC, its sole member
By: American Entertainment Properties Corp., its sole member

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Chief Executive Officer

ICAHN ENTERPRISES L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Chief Executive Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Chief Executive Officer

BECKTON CORP.

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary; Treasurer

/s/ Carl C. Icahn
Name:	Carl C. Icahn

Dated: February 3, 2016

EXHIBIT INDEX

(a)(1)(I)	Press Release issued by Icahn Enterprises Holdings on February 3, 2016